

July 27, 2021

R. Halsey Wise
Chief Executive Officer
AfterNext HealthTech Acquisition Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

> **Re: AfterNext HealthTech Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2021**
> **File No. 333-257815**

Dear Mr. Wise:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Dilution, page 97

1. You disclose that your pro forma net tangible book value after giving effect to the offering would have been $(10,500,000) or $(3.82) per share and that dilution per share to public stockholders would be $(13.82) per share even though the public offering price is $10.00. Please address the following:

   - Tell us in reasonable detail and provide your calculations as to how you determined your pro forma net tangible book value on a per share basis and in total.
   - The amounts presented in the table on page 98 for your pro forma net tangible book value with and without the exercise of the over-allotment option and the related numerators and denominators are not consistent with the amounts you present in the

            dilution table on page 97. Reconcile these amounts and revise as appropriate.

- Revise to disclose the number of units assumed to be sold if the underwriters' over-allotment is exercised in full.

Capitalization, page 99

2.   We note your pro forma as adjusted stockholders' equity at May 3, 2021 is less than $5,000,001. Tell us how you considered the implications of whether or not you meet the definition of a penny stock. Refer to Rule 3a51-1 of the Exchange Act of 1934.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation

cc: Alison A. Haggerty, Esq.